FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: <u>   X   </u> Schedule A
<u>   </u> Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER   Derek Oil and Gas Corporation

ISSUER'S ADDRESS   #1201-1111 West Hastings Street
Vancouver, B.C. V6E 2R3

ISSUER TELEPHONE NUMBER   (604) 331-1757

CONTACT PERSON   Greg Amor

CONTACT'S POSITION   Controller

CONTACT TELEPHONE NUMBER   (604) 331-1757

CONTACT E-MAIL ADDRESS   info@derekresources.com

WEBSITE ADDRESS   www.derekresources.com

FOR QUARTER ENDED   October 31, 2005

DATE OF REPORT   December 28, 2005

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Barry Ehrl"	Barry C.J. Ehrl	2005/12/28
DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED (YY/MM/DD)

"Ed Byrd"	Ed Byrd	2005/12/28
DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED (YY/MM/DD)

DEREK OIL AND GAS CORPORATION
QUARTERLY FINANCIAL STATEMENTS
For the Six Month Period Ended October 31, 2005 and 2004

Unaudited
Prepared by Management
Vancouver, B.C.
December 28, 2005

Derek Oil and Gas Corporation

Notice Pursuant to Part 4.3 (3) of the National Instrument 51-102
Continuous Disclosure Obligations

The 2005 Six Month report of Derek Oil and Gas Corporation filed for the three and six months ended October 31, 2005 has been prepared by management without review by our auditors. These un-audited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Generally Accepted Accounting Principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

Date: December 28, 2005

"Signed"_____
Name: E.G. Byrd, C.A.
        Chief Financial Officer
        Derek Oil and Gas Corporation

DEREK OIL AND GAS CORPORATION
Consolidated Balance Sheets
as at October 31, 2005 and April 30, 2004

ASSETS

	October 31, 2005 $	April 30, 2005 $
Current Assets		
Cash and cash equivalents	903,673	1,008,208
Prepaid expenses	46,259	26,827
Accounts receivable	21,557	11,356
	971,489	1,046,391
Performance bonds (note 3)	23,602	25,138
Oil and gas properties (note 3)	14,362,190	14,194,246
Other assets, net	18,445	19,925
	15,375,726	15,285,700

LIABILITIES

Current Liabilities		
Accounts payable and accrued liabilities	91,513	172,177
	91,513	172,177

SHAREHOLDER'S EQUITY

Share capital (note 7)	28,949,565	28,854,814
Subscriptions received	525,000	-
Contributed surplus	1,443,928	1,324,758
Retained earnings (deficit)	(15,634,280)	(15,066,049)
	15,284,213	15,113,523
	15,375,726	15,285,700

Approved by the Directors

"Barry Ehrl"____________________, Director

"Ed Byrd"______________________, Director

Unaudited – Prepared by Management

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DEREK OIL AND GAS CORPORATION
Consolidated Statement of Operations
For the three and six months ended October 31, 2005 and 2004

	Three Months Ended Oct.31 2005 $	Three Months Ended Oct.31 2004 $	Six Months Ended Oct.31 2005 $	Six Months Ended Oct.31 2004 $
EXPENSES				
Bank charges and interest	463	893	1,048	1,193
Consulting fees	16,234	17,492	27,866	33,104
Foreign exchange loss	6,116	1,716	10,394	4,069
Legal and audit fees	11,833	8,258	18,478	28,664
Management fees	30,000	30,000	60,000	60,000
Office administration and other	30,179	106,870	53,478	106,270
Office rent and services	18,891	23,016	32,571	36,696
Salaries and benefits	57,099	38,529	123,411	104,841
Shareholders' information	43,529	(57,530)	60,936	1,147
Stock exchange and filing fees	8,669	1,573	10,046	3,062
Telephone and fax	5,853	4,601	9,400	9,656
Transfer fees	3,693	1,421	4,713	4,170
Travel	31,810	36,899	43,348	58,684
Stock option expense	119,170	3,346	119,170	38,571
Royalty expense	742	-	885	-
Loss before recoveries	(384,281)	(213,084)	(575,744)	(490,130)
Interest and other income	3,563	8,963	7,513	9,423
Loss for the period	(380,718)	(204,121)	(568,231)	(480,707)
DEFICIT – START OF PERIOD	(15,253,562)	(13,967,082)	(15,066,049)	(13,690,496)
DEFICIT – END OF PERIOD	(15,634,280)	(14,278,599)	(15,634,280)	(14,278,599)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.016)
Weighted ave. # of shares	35,507,827	31,493,169	35,384,725	31,493,169

Unaudited – Prepared by Management

DEREK OIL AND GAS CORPORATION
Consolidated Statement of Changes in Financial Position
For the three and six months October 31, 2005, 2004

	3 Months Ended Oct. 31, 2005 $	3 Months Ended Oct. 31, 2004 $	6 Months Ended Oct. 31, 2005 $	6 Months Ended Oct.31, 2004 $
Cash flows from (for) operating activities				
Loss for the period	(380,718)	(204,121)	(568,230)	(480,707)
Depreciation of Capital Assets	1,712	-	2,009	-
Stock option expense	119,170	3,346	119,170	38,571
Net change in non-cash working capital items				
Accounts receivable and prepaid	20,186	(8,512)	(29,633)	(5,868)
Accounts payable and accrued liabilities	(47,977)	(102,049)	(80,663)	(123,020)
Earn In Party Trust Liability	-	-	-	(146,962)
	(287,627)	(311,336)	(557,348)	(717,986)
Cash flows from (for) investing activities				
Oil and natural gas interests	(60,792)	(242,544)	(99,694)	(226,778)
Performance Bonds Posted	916	2,186	1,536	2,998
Other assets	(1,091)	(1,244)	(529)	(17,126)
	(60,967)	(221,602)	(98,687)	(240,906)
Cash flows from (for) financing activities				
Shares issued for cash	26,500	955,192	26,500	1,064,958
Subscriptions received	525,000	-	525,000	-
Earn In Party Interest-held cash	-	-	-	146,962
	551,500	955,192	551,500	1,211,920
Increase (Decrease) in cash and short term deposits	202,906	402,254	(104,535)	253,008
Cash and short term deposits – Beginning of Period	700,767	483,454	1,008,208	632,700
Cash and short term deposits – End of Period	903,673	885,708	903,673	885,708

Unaudited – Prepared by Management

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DEREK OIL and GAS CORPORATION

Notes to Consolidated Financial Statements
October 31, 2005 and 2004

1.NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company was incorporated under the British Columbia Company Act on April 6, 1981
under the name Cove Energy Corporation. The Company changed its name to Derek
Resources Corporation effective May 5, 1995 and to Derek Oil and Gas Corporation (Derek
or the Company) effective March 3, 2003.

The Company is engaged in the acquisition, exploration and development of oil and gas
properties. The Company's current oil and gas activities are in the pre-production stage and,
accordingly, Derek is an exploration stage company. The Company is advancing the
development of the LAK Ranch Project (which is located in Wyoming, USA) to commercial
production through earn-in agreements with third parties (see note 3). Commercial
production has not yet commenced.

The unaudited consolidated financial statements have been prepared in accordance with
Canadian generally accepted accounting principles for interim financial information.
Accordingly, they do not include all of the information and notes to the financial statements
required by generally accepted accounting principles for complete financial statements. In
the opinion of management, all adjustments (consisting of normal recurring accruals)
considered necessary for a fair presentation have been included. Operating results for the
six-month period ended October 31, 2005 are not necessarily indicative of the results that
may be expected for the year ended April 30, 2006.

Management prepared the interim financial statements in accordance with the accounting
policies described in the Company's annual financial statements for the year ended April 30,
2005. For further information, refer to the consolidated financial statements and notes
thereto included in the Company's Annual Report to Shareholders for the year ended April
30, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with accounting
principles generally accepted in Canada.

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Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Derek Resources (USA), Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and the potential impairment of oil and gas properties. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit and term deposits with maturities of three months or less at the date of purchase.

Revenue recognition

Revenues associated with the production and sale of crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes to the Company's customer. Until commercial production is attained, amounts received from the sale of oil at LAK ranch are netted against the deferred costs of LAK ranch.

From time to time, the Company receives royalty payments from projects in which it has an interest which are recorded when received. Some historic property interests do not have any carrying value attributed to them. Royalties from these property interests are recorded as other income.

Oil and Gas Interests

The Company follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

The Company regularly reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics, the timing of exploration work, the work programs and the exploration results achieved on the project. Where impairment occurs a charge to earnings would be made. Once commercial production is achieved, the Company will apply a ceiling test to ensure that capitalized costs do not exceed total estimated future net cash flows. Any write-down in value as a result of the ceiling test will be

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charges to operations as additional depletion, depreciation and amortization. The Company did not apply a ceiling test in 2005 or 2004 because it is at the pilot stage of development and no proven reserves have been established.

Once in commercial production, capitalized costs of proven reserves and equipment will be depleted using a unit of production method based upon estimated proven reserves (energy content) net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of the sale of a significant amount of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income. The LAK ranch property is in the stage of development. To date there has not been any commercial production from the property and as a result no depletion has been recorded.

The recoverability of the amounts shown for oil and natural gas properties is dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amounts shown as oil and natural gas interests represent net costs to date, less amounts depleted or written off, and do not necessarily represent present or future values.

Asset retirement obligations

Effective May 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3110, "Asset Retirement Obligations".

This section addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets (such as oil wells) and the associated asset retirement costs. Management estimates that the Company has not incurred any significant asset retirement obligations to date.

Translation of foreign currencies

Derek Resources (USA) Inc. is considered an integrated foreign subsidiary and is translated using the temporal method. Under this method of translation, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the exchange rate in effect at the date of the transaction. Revenue and expenses are translated at the average exchange rate for the period. Resulting exchange gains or losses are included in the determination of loss for the period.

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Stock Options

The Company has adopted the amended requirements of the Canadian Institute of Chartered Accountants handbook section 3870 "Accounting for Stock-based Compensation and Other Stock-based Payments". These amendments require an expense to be recognized in the financial statements for employee stock options.

Compensation expense is recognized when stock options are granted using the Black-Scholes model of estimating the future imputed value of the options granted in the period. Consideration paid for the shares on exercise of the stock option is credited to capital stock.

Loss Per Share

The loss per share is calculated using the weighted average number of shares outstanding during the reporting period. The resulting dilutive effect of stock options and warrants has not been included in the calculation of loss per share because to do so would be anti-dilutive.

3. Oil and natural gas properties

LAK RANCH PROJECT	October 31, 2005	October 31, 2004
Acquisition costs	$	$
Opening balance	(20,694)	(94,045)
Royalty extension	98,750	-
Closing balance	78,056	(94,045)
Exploration and development costs		
Opening balance	14,214,940	13,908,983
Surface preparation and construction	-	16,827
Field house, water and power	(686)	(17,633)
Professional engineering	11,036	1,313
Geophysics	20,678	-
Field site insurance	-	(6,274)
Field operating costs	75,678	271,180
Direct wages	-	953
Proceeds from sale of oil	(37,512)	-
Less:		
SEC Limited Partnership Costs	-	(146,962)
Closing balance	14,284,134	14,028,387
Total	14,362,190	13,934,192

In April 2001, the Company was granted a 100% interest in the LAK Ranch Project, located near Newcastle, Wyoming, subject to various minimum and production royalty payments.

During the year ended April 30, 2002, as part of certain financings, the company granted additional royalties of US $0.14 per barrel of oil produced on the LAK Ranch Project. In addition, the property carries additional gross royalties to various parties. The Company has to date repurchased 4.7 % of these royalties for its own account. Of these royalties, 3.3% are subject to LAK ranch producing 600 barrels of oil per day by April 9, 2009.

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In October, 2003, the Company entered into an agreement with SEC Oil and Gas Partnership ("SEC"), whereby SEC could earn a 5% working interest in the LAK ranch project by advancing to the Company the sum of US$600,000 for expenditure on the LAK ranch project (spent). SEC will under this agreement receive a 10% revenue share until 1.2 times payback ($US 720,000) at which time their revenue interest will revert to 5%.

In January 2004, the Company concluded an agreement with Ivanhoe Energy, whereby Ivanhoe will earn up to a 60% interest in the LAK Ranch Project by expending $5,000,000 US on capital development of the Project. The parties to this agreement are responsible for their respective share of the operating costs and receive a revenue share proportional to their interest at the time. Ivanhoe will have an initial interest of 30% and will earn an additional 6% for each $1,000,000 US dollars expended. Its interest will be adjusted quarterly based on expenditures made. As at October 31, 2005, the ownership of the LAK Ranch Project was Ivanhoe Energy 42.2%, SEC 5%, and the Company 52.8%. To date, Ivanhoe has incurred capital expenditures of approximately US$2.2 million.

The company has posted performance bonds of US $20,000 in relation to the LAK property.

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4. Capital Stock

a)   Authorized
        100,000,000 common shares of no par value

        Issued   common shares

	Number of Shares	Amount
Balance-April 30, 2003	19,036,019	24,360,559
Allotted shares issued	1,100,000	220,000
Private placements	7,062,334	1,728,570
Options exercised	275,000	41,250
Shares for debt	495,774	148,732
Warrants exercised	2,196,668	580,999
Balance-April 30, 2004	30,165,793	27,080,110
Warrants exercised	3,835,835	1,295,708
Options exercised	525,000	104,750
Private placements	735,000	374,246
Balance-April 30, 2005	35,261,630	28,854,814
Balance-July 31, 2005	35,261,630	28,854,814
Options exercised	175,000	26,250
Issued for royalty extension	150,000	68,250
Balance-October 31, 2005	35,586,630	28,949,314

During October 2005, the Company received share subscription proceeds of $525,000 for the purchase of 1,050,000 units of a private placement that closed subsequent to the end of the period.

b)   Stock Options Outstanding

	Stock Options	Weighted Average Exercise Price
Balance as at April 30, 2003	680,333	1.13
Cancellations	(655,333)	1.13
Exercises	(275,000)	0.15
Grants	3,020,000	0.30
Balance as at April 30, 2004	2,770,000	0.33
Cancellations	(260,000)	0.69
Exercises	(525,000)	0.20
Grants	1,125,000	0.56
Balance as at April 30, 2005	3,110,000	0.40
Exercises	(175,000)	0.15
Grants	350,000	0.47
Balance as at October 31, 2005	3,285,000	0.42

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Summary of options –

Number of Options	Exercise Price	Expiry Date
25,000	1.05	November 5, 2005
1,125,000	0.15	July 3, 2008
150,000	0.28	September 4, 2008
100,000	0.30	September 30, 2008
380,000	0.80	November 30,2008
30,000	0.60	March 25, 2009
150,000	0.65	May 27, 2009
65,000	0.61	June 7, 2009
50,000	0.48	August 5, 2009
860,000	0.55	April 5, 2010
350,000	0.47	August 11, 2010
3,285,000		TOTAL

The Company follows the fair value method of accounting for stock options. During the period ended October 31, 2005, 350,000 options (2004-240,000) were granted at a fair value of $119,170 (2004-$38,571). The Black-Scholes method of option valuation was used for the 2005 options granted with the following assumptions:

Dividend yield		Nil
Risk free interest rate		5.25%
Expected life		5 years
Expected volatility		90%

c.) Share Purchase Warrants Outstanding

Each of the company's common share purchase warrants is convertible into one common share, upon payment of the exercise price.

	Share purchase warrants	Weighted Average Price
Balance as at April 30, 2003	3,594,967	$1.21
Expired	2,135,770	$1.25
Exercised	(2,196,668)	$0.26
Granted	5,960,244	$0.32
Balance as at April 30, 2004	5,222,775	$0.37
Expired	(1,022,440)	$0.42
Exercised	(3,835,835)	$0.34
Granted	735,000	$0.75
Balance as at April 30, 2005	1,099,500	$0.80
Balance as at October 31, 2005	1,099,500	$0.80

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Summary of the warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
364,500	0.90	January 31, 2006
735,000	0.75	January 24, 2007

5. Related party transactions

The Company has a management contact that provides the president with a fee for services rendered of $10,000 per month plus GST and out of pocket expenses. Charges under this agreement of $60,000 for the period ended October 31, 2005 (2004-$60,000) have been included in consulting and management fee expense.

6. Income Taxes

The Company has approximately $1.6 million of accumulated exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely. The Company also has non-capital losses of $5.6 million that may be carried forward to 2012, before expiring. No benefit has been recognized in respect of these amounts. Additionally the Company's subsidiary has approximately $1 million of United States tax losses available for deduction against income for tax purposes in future years.

7   Segmented Information

The Company currently operates in one reportable segment. Segmented information has been shown in note 3 for oil and natural gas properties. Substantially all the Company's remaining assets and liabilities are in Canada.

8   Commitments

The Company leased new premises from May 1, 2004. The lease has a remaining term of 18 months and commits the Company to monthly rent charges of approximately $4,530 per month.

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